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                                                        SEC FILE NUMBER
                                                            0-12775
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                                                          CUSIP NUMBER
                                                          675853 10 5
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):
/ / Form 10-K / / Form 20-F / / Form 11-K /x/ Form 10-Q / / Form N-SAR

        For Period Ended: March 31, 1997
        / / Transition Report on Form 10-K
        / / Transition Report on Form 20-F
        / / Transition Report on Form 11-K
        / / Transition Report on Form 10-Q
        / / Transition Report on Form N-SAR
        For the Transition Period Ended:
                                        ----------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

                        Odessa Foods International, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

         c/o M. Walter Levine, 1 RiverRoad, Cos Cob, Connecticut 06807
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/     (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

                                  See attached

                                                (Attach Extra Sheets If Needed)

                                                               SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary B. Wolff, P.C.              212                    644-6446
----------------------------- --------------------- ---------------------------
           (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or
    15(d) of the Securities Exchange Act of 1934 or Section 30 of
    the Investment Company Act of 1940 during the preceding 12 months
    (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify
    report(s).                                                  /X/ Yes / / No

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(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
    included in the subject report or portion thereof           / / Yes /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Odessa Foods International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 1997                             By /s/ Gary B. Wolff
                                                  -----------------------------
                                                  Gary B. Wolff, Company Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                        ODESSA FOODS INTERNATIONAL, INC.

                                  Form 12b-25
                              Part III - Narrative

        Most recently, in May of 1997, certain significant changes in Registrant occurred in that (a) its former President and Director has resigned and has been replaced by a new individual and (b) the Registrant's auditing firm has similarly been changed. These facts are intended to be indicated in a to be timely filed Form 8-K.

        As a result of the above the unaudited financial statements are not yet completed and the Registrant has been advised that its accountants and/or auditors located both within and without the United States have been diligently attempting to conclude the necessary financial statements and consolidation but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

        The Registrant, therefore, requests an extension within which to file its Form 10-QSB for quarter ended March 31, 1997 of five calendar days following the prescribed due date as indicated in Part II(b) of this Form 12b-25, i.e. thereby requiring Registrant to file such Form 10-QSB on or before May 20, 1997.